EXHIBIT 99.1

Himax Announces White LED Drivers Approved for Netbook and Notebook Applications

TAINAN, Taiwan, July 28, 2009 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) today announced that its white LED (Light-Emitting Diode) driver, the HA7305, has been approved by TFT-LCD panel makers for use in netbook and notebook applications and is expected to commence mass production at around the end of third quarter 2009.

HA7305 is ideally for netbook and notebook panels with LED-backlighting. LED has merits of lower power consumption, low environmental impact and further enables small form factor electronic products. Recently, the continuous cost-down of white LEDs has triggered the fast adoption of LED backlights in numerous mid- to large-sized panel applications. According to Topology Research Institute, it is estimated that around 60% of netbooks and notebooks shipped worldwide in 2009 are adopting white LEDs as backlights. Furthermore, white LEDs are expected to replace CCFLs (Cold Cathode Fluorescent Lamps) completely in netbook and notebook applications in the next two years.

Himax's white LED drivers were developed by Himax Analogic, Inc., a Himax subsidiary focusing on analog semiconductor solutions. The HA7305 is a white LED driver with 4.5V to 24V input voltage range and up to 44V output voltage; it drives up to 80 LEDs at 90% efficiency. The built-in LED balance control circuitry offers stable and uniform current in and between channels with less than 3% inaccuracy. Moreover, the HA7305 embeds patented PWM (Pulse Width Modulation) dimming control technology and protection features including over voltage, over current, over temperature and under voltage lockout protections.

Following the previously launched white LED drivers for smaller panels, HA7305 presents a milestone for Himax's white LED driver line to penetrate into larger panels, namely netbook and notebook applications. Looking forward, Himax expects to launch an integrated white LED driver with power management function at around the end of 2009, and will continue to expend its white LED driver offerings suitable for monitor and TV applications.

Jordan Wu, President and Chief Executive Officer of Himax, commented, "Himax offers display related semiconductor solutions to meet customers' different needs. With Himax's worldwide leadership in LCD drivers and broad customer base, we believe white LED drivers will become one of Himax's major non-driver products in the future."

About Himax Technologies, Inc.

Himax Technologies, Inc. designs, develops, and markets semiconductors that are critical components of flat panel displays. The Company's principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as netbook computers, digital cameras, mobile gaming devices, portable DVD players, digital photo frame and car navigation displays. In addition, the Company is expanding its product offerings to include timing controllers, LCD TV and monitor chipset solutions, LCOS projector solutions, power management ICs and CMOS Image Sensors. Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Ninbo, Foshan, Fuqing, Beijing, Shanghai, Suzhou and Shenzhen, China; Yokohama and Matsusaka, Japan; Anyang-si Kyungki-do, and Cheonan-si, Chungcheongnam-do, South Korea; and Irvine California, USA.

Forward-Looking Statements:

Certain statements in this press release, including statements regarding the expected benefits, performance and capabilities of LED driver products are forward-looking statements that are subject to risks and uncertainties. These risks and uncertainties, which could cause the forward-looking statements and results of LED driver products to differ materially, include, without limitation: potential errors, design flaws or other problems with LED driver products, our ability to develop LED driver products that meet customer demands and generate acceptable margins; our ability to successfully complete commercial testing of LED driver products supporting end applications; our ability to adjust our operations in response to changes in demand for LED driver products or demand for new LED driver products requested by our customers, our ability to specify, develop or acquire, complete, introduce, market and transition to volume production LED driver products in a cost-effective, and our ability to timely manner, to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets, and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2007 filed with SEC on May 15, 2009, as amended. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

CONTACT:  Himax Technologies, Inc.
          Max Chan, Chief Financial Officer
            +886-2-2370-3999 Ext. 22300
            max_chan@himax.com.tw
          Investor Relations
          Jessie Wang
            +886-2-2370-3999 Ext. 22618
            jessie_wang@himax.com.tw

          The Ruth Group
          In the U.S.
          Joseph Villalta
          +1-646-536-7003
          jvillalta@theruthgroup.com